Blockchain Institute of Technology, Inc.



ANNUAL REPORT

400 NW 26th. St.

Miami, FL 33127

(305) 239-2487

https://blockchaininstitute.com/

This Annual Report is dated April 20, 2022.

BUSINESS

Blockchain Institute of Technology provides third party credentialed professional training and certification on blockchain technology and cryptocurrency.

We reach and serve our target customers directly through BIT's learning management system (LMS) platform and indirectly through multiple channels and partners including leading online learning platforms, multiple social media channels, focused websites and a growing number of universities.

BIT certificates are third-party credentialed by Foundational Technologies Institute, an industry-led technology, professional credentialing organization, and are securely recorded permanently on the blockchain to avoid fraud and tampering.

BIT's generates revenues through a combination of the following product and service offerings:

1. Online course sales

2. Professional certifications

3. Continuing education subscription licenses

4. In person training and certification fees

5. Specialized study / Travel Blockchain Immersion Programs TM

6. Licensing universities and instructors teaching BIT courses

7. Customized learning solutions

8. Specialized sponsored content and research reports

9. Paid speaking engagements

10. Live educational events and conferences

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

The monthly burn rate is estimated to be $14,500 dollars, and we have available $125,000 in cash and credit facilities that we can draw from. As such, we can operate for a little over 8 months without any revenue generation or funds from the Reg CF offering.

Foreseeable major expenses based on projections:

Blockchain Institute of Technology has no major expenses outside of SG&A which include salary, benefits, office rent, Internet & LMS hosting, new course development & video production costs, marketing and business development costs. totaling $14,500 per month.

Future operational challenges:

The blockchain and cryptocurrency space is fast evolving and as a result, BIT will need to continue creating new course options, updating current offerings and expanding our customer base globally to fit the rapidly growing market. This will include expanding by offering courses in additional languages and exploring new international markets. We are also looking forward to bringing on board new instructors, and subject matter experts to address new blockchain and cryptocurrency subject areas.

Future challenges related to capital resources:

We would downscale the operation and utilize other available capital resources we have available. Our goal is to leverage the marketing funds we have available to drive additional sales and establish new sales channel partnerships to promote and offer our products.

Future milestones and events:

We are currently evaluating and planning on updating our Learning Management System platform to a more advanced system which includes new functionality for developer-focused courses, and for additional topics we will be offering.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $115,078.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: George Levy

George Levy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman and Chief Executive Officer

Dates of Service: May 14, 2021 - Present

Responsibilities: Strategic and operational planning and execution. Lead instructor, course and curriculum developer.

Other business experience in the past three years:

Employer: Amijoy, Inc.

Title: President

Dates of Service: October 01, 2016 - December 31, 2021

Responsibilities: Strategic direction and execution for online learning and multimedia content production.

Other business experience in the past three years:

Employer: Florida Blockchain Foundation

Title: Executive Board Advisor

Dates of Service: November 01, 2018 - May 14, 2021

Responsibilities: Advisory role on strategy and direction for the foundation.

Other business experience in the past three years:

Employer: Bitsonline

Title: Marketing Advisor

Dates of Service: March 01, 2017 - May 14, 2021

Responsibilities: Provide advice on marketing strategy and execution.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock
Stockholder Name: George Levy
Amount and nature of Beneficial ownership: 85,000,000
Percent of class: 81.0

RELATED PARTY TRANSACTIONS

Name of Entity: Amijoy, Inc.
Names of 20% owners: George Levy and Yvonne Levy
Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Blockchain Institute of Technology has an exclusive license agreement for all blockchain content from Amijoy, Inc.

Material Terms: The content licensed includes the following courses: 1. Blockchain and Bitcoin Fundamentals 2. Cryptocurrency Fundamentals 3. Bitcoin Advanced Level Transactions 4. Blockchain Advanced Level Uses Beyond Bitcoin 5. Cryptocurrency for your Business 6. Blockchain in Supply Chain Management 7. NFT Fundamental and 8. Bitcoin: Aprenda a Usar, Recibir, Enviar, Comprar y Vender, as well as the assignment of the federal trademark Blockchain Institute of Technology and all related domain names.

OUR SECURITIES

The company has authorized Voting Common Stock, Non-Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,700,000 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 100,000,000 with a total of 100,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 15,000,000 of shares to be issued pursant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

Blank check preferred stock. Voting rights subject to designation per Board of Directors. Please see material rights below.

Material Rights

As of the effective date of the Certificate of Incorporation (please see Exhibit F of these offering materials), all Fifty Million (50,000,000) shares of the Preferred Stock of the Corporation are undesignated Preferred Stock.

BLANK CHECK PREFERRED STOCK. The Board of Directors of the Corporation is expressly authorized to provide, out of up to the undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders, with respect to each such series, to fix the number of shares constituting such series. Subject to compliance with the applicable protective voting rights that have been granted in the Certificate of Incorporation, as it hereafter may be amended or restated, but otherwise without the consent or vote of the Corporation's shareholders, the Board of Directors of the Corporation is expressly authorized (i) to provide for the rights, privileges, preferences, qualifications, limitations or restrictions of any such additional series of Preferred Stock, which may be subordinated to, pari passu with, or senior to the Series Seed Preferred and/or Common Stock (including, without limitation, with respect to liquidation preferences, dividends and/or approval of matters by vote or written consent); (ii) to set forth the designation of such series, the voting powers, if any, of the shares of such series, and the rights, privileges, preferences, and any qualifications, limitations or restrictions thereof, of the shares of such series in an amendment to the Certificate of Incorporation, by way of a certificate of designation or other appropriate filing (the "Statement of Share Rights"); and (iii) to issue from time to time in one or more such series up to 50,000,000 shares of undesignated Preferred Stock authorized under the Statement of Share Rights, as the same may be amended or restated from time to time.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Non-Voting Stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Blockchain Institute of Technology, Inc. was formed on May 14, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blockchain Institute of Technology, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Blockchain Institute of Technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Blockchain Institute of Technology or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Blockchain Institute of Technology could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 20, 2022.

Blockchain Institute of Technology, Inc.

By /s/ *George Levy*

      Name: <u>Blockchain Institute of Technology, Inc.</u>

      Title: Chairman and Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.

FINANCIAL STATEMENTS

December 31, 2021

Together with
Independent Accountants' Review Report

BF Borgers CPA PC
www.bfbcpa.us



Blockchain Institute of Technology, Inc.
Index to Financial Statements


INDEPENDENT ACCOUNTANTS' REVIEW REPORT


To the Board of Directors of Blockchain Institute of Technology, Inc.

Report on the Financial Statements

We have reviewed the accompanying financial statements of Blockchain Institute of Technology, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of operations, stockholders' equity, and cash flows as of such date, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Opinion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is newly formed and has minimal operations at this stage. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

B F Boynn CPA PC

Certified Public Accountants
Lakewood, CO
April 20, 2022

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2021
(unaudited)

		December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	111,846
Total current assets		111,846
Property and equipment, net		1,229
Total assets	$	113,075
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	7,295
Accrued liabilities		652
Related party advances		2,100
Total current liabilities		10,047
Total liabilities		10,047
Commitments and contingencies (Note 3)		-
Stockholders' Equity:		
Common stock $0.0000001 par value, 150,000,000 authorized 85,000,000 issued and outstanding		9
Common stock - non-voting $0.001 par value 50000000 authorized 30000000 and 20000000 issued and outsstanding, respectively		-
Subscription receivable		-
Additional paid-in capital		92,086
Retained earnings		10,933
Total stockholders' equity		103,028
Total liabilities and stockholders' equity	$	113,075

See accompanying notes to financial statements and independent accountants' review report.

2

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2021
(unaudited)

	Period Ended December 31, 2021
Revenues	$60,359
Cost of Revenues	13,456
Gross Profit	46,903
Operating Expenses	
General and Administrative	28,613
Sales and Marketing	7,357
Total Operating Expenses	35,970
Net Income	$10,933

See accompanying notes to financial statements and independent accountants' review report.

3

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2021
(unaudited)

	Common stock		Non-Voting Common Stock		Additional Paid-in Capital	Retained earnings	Total Stockholders'
	Shares	Amount	Shares	Amount			
May 14, 2021 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Founder shares	85,000,000	9	-	-	-	-	9
Shares issued for cash, net of offering costs	0	-	1,405,801	-	92,086	-	92,086
Net income	-	-	-	-	-	10,933	10,933
May 14, 2021	85,000,000	$ 9	1,405,801	$ -	$ 92,086	$ 10,933	$ 103,028

See accompanying notes to financial statements and independent accountants' review report.

4

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2021
(unaudited)

	Period Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 10,933
Changes in operating assets and liabilities:	
Accounts payable	7,295
Accrued liabilities	652
Net cash provided by operating activities	18,880
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(1,229)
Net cash provided by (used in) investing activities	(1,229)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds (repayment) - related party advances	2,100
Proceeds from sale of common stock	92,095
Net cash provided by (used in) financing activities	94,195
Increase (decrease) in cash and cash equivalents	111,846
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 111,846
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Non cash investing and financing activities:	
Subscription receivable for founder shares	$ 9

See accompanying notes to financial statements and independent accountants' review report.

5

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Blockchain Institute of Technology, Inc. was formed on May 14, 2021 ("Inception") in the State of Delaware. The financial statements of Blockchain Institute of Technology, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Blockchain Institute of Technology, Inc. (BIT) delivers third party credentialed blockchain and cryptocurrency professional education and certification.

Management's Plans
We will rely heavily on financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations through raising debt and/or equity financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated significant revenues from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: changes in technology, demand for our products and services, a drop in valuation of the cryptocurrency market, changes in government regulations, or inability to obtain updated content for our educational courses. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from delivering third party credentialed blockchain and cryptocurrency professional education and certification. In applying the guidance of Accounting Standards Codification ("ASC") 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

In June 2021, the Company entered into a licensing agreement for educational course content and related intellectual property with an entity owned by the Company's majority shareholder. The term of the license is five (5) years and one (1) additional three (3) year period automatically renewed if termination notice is not provided by either party. The annual license fee is $1.

NOTE 4 – STOCKHOLDERS' EQUITY

Capital Stock
The Company authorized 100,000,000 shares of voting common stock, 50,000,000 shares of non-voting common stock, and 50,000,000 of Preferred stock, all $0.0000001 par value.

Upon Inception, the Company granted 85,000,000 shares of voting common stock to its founders.

During 2021, the Company sold shares for cash under a Regulation Crowdfunding raise. As of December 31, 2021, the Company sold 1,405,801 shares of non-voting common stock for net proceeds of $92,095

In June 2021, our Board of Directors adopted the Blockchain Institute of Technology Inc. 2021 Equity Incentive Plan (the "2021 Plan"). The 2021 Plan provides for the grant of equity awards to employees, and consultants. Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2021 Plan. The 2021 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

NOTE 5 – SUBSEQUENT EVENTS

Through the date of these financial statements, we have sold an additional 552,869 shares of non-voting common stock under our Regulation Crowdfunding financing. The aggregate raise prior to platform and other fees is $51,753.

The Company has evaluated subsequent events that occurred after December 31, 2021 through July 22, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on the balance sheet, other than those described above.

CERTIFICATION

I, George Levy, Principal Executive Officer of Blockchain Institute of Technology, Inc., hereby certify that the financial statements of Blockchain Institute of Technology, Inc. included in this Report are true and complete in all material respects.

George Levy

Chairman and Chief Executive Officer